Execution Version

SHARE PURCHASE AGREEMENT

BY AND BETWEEN

TREX MEDICAL CORPORATION

THERMO ELECTRON CORPORATION

AND

PRACTICEWORKS, INC. (BUYER)

WITH RESPECT TO

TREX MEDICAL FRANCE, S.A.

Dated: December 19, 2002

SHARE PURCHASE AGREEMENT

THIS AGREEMENT, dated December 19, 2002, is by and between:

TREX MEDICAL CORPORATION,a corporation incorporated under the laws of the State of Delaware (U.S.A.), having its principal office at 81 Wyman Street, Waltham, Massachusetts 02454, U.S.A. (hereinafter called "Seller"), represented by Mr. Ken Apicerno, duly authorized representative for such purpose;

AND

THERMO ELECTRON CORPORATION, a corporation incorporated under the laws of the State of Delaware (U.S.A.), having its principal office at 81 Wyman Street, Waltham, Massachusetts 02454, U.S.A. (hereinafter called "Parent"), represented by Mr. Ken Apicerno, duly authorized representative for such purpose,

ON THE ONE HAND,

AND

PRACTICEWORKS, INC., a corporation incorporated under the laws of Delaware (U.S.A.) having its principal office at 1765 The Exchange, Atlanta, Georgia 30339, U.S.A. (hereinafter called "Buyer") represented by Mr. Richard E. Perlman, Chairman, duly authorized representative for such purpose,

ON THE OTHER HAND

RECITALS

A.             Whereas, Seller shall own on the Closing Date (as defined herein), all of the shares of capital stock of Trex Medical France, a French société anonyme with a capital of EURO 3,811,225, registered with the Registry of Commerce and Companies of Meaux, France, under the number B 418 447 355 and having its registered office at 4, rue Fernand Pelloutier, Croissy Beaubourg, 77437 Marne la Vallée Cedex 2, France ("Trex");

B.             Whereas, Trex shall own on the Closing Date, all of the shares of capital stock of Trophy Radiologie S.A., a French société anonyme with a capital of EURO 6,098,000, registered with the Registry of Commerce and Companies of Meaux, France, under the number B 562 119 271 and having its registered office at 4, rue Fernand Pelloutier, Croissy Beaubourg, 77437 Marne la Vallée Cedex 2, France ("Trophy");

C.             Whereas, Trophy owns the equity interests in the Subsidiaries (as defined below) described in Schedule 3.2.1;

D.             Whereas, on July 30, 2001, Trophy sold the entire share capital of Stephanix (previously Stephan’X), a French company and its former Subsidiary, to Sociedad Espanola de Electromedicina y Calidad S.A. (“SEDECAL”), a Spanish sociedad anonima, and contemporaneously therewith transferred to Stephanix certain assets (and employees) comprising its medical radiology products business, and on June 6, 2000, Trophy sold the entire share capital of Trophy Rontgen Sanagi, A.S., a Turkish company and its former Subsidiary, to American X-Ray and U.S. Rotgen, Inc. (all such assets and personnel, together with Trophy Rontgen Sanagi, A.S. and Stephanix are referred to herein collectively as the “Medical Business”, and the sale transactions related thereto are referred to herein as the “Medical Business Sales”);

E.             Whereas, subject to the terms and conditions hereinafter set forth, Buyer desires to purchase, and Seller desires to sell, 100% of the capital stock of Trex (collectively the "Trex Shares" or the "Shares") and, indirectly, Seller’s equity interests in Trophy and the Subsidiaries;

F.             Whereas, Parent indirectly owns 100% of the share capital of Seller and as a consequence thereof shall benefit from the consideration to be paid to Seller for the Trex Shares upon completion of the transactions contemplated in this Agreement, and as such, Parent has agreed to jointly and severally (solidairement) guarantee the performance by Seller of its obligations under this Agreement for the benefit of Buyer in the manner described in Section 11.2 hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

1.         – DEFINITIONS

1.1          Definitions. For purposes of this Agreement the terms set forth hereinafter shall have the following definitions:

Accounting Principles shall mean those accounting principles applied by Trex, consistent with prior practice and U.S. GAAP, in the preparation of the Consolidated Balance Sheet set forth in Schedule 3.9.1 and the Selling Balance Sheet set forth in Schedule 3.9.2 hereto, which Accounting Principles shall be used in the preparation of the Closing Balance Sheet, it being understood that if prior practices of Trex conflict with U.S. GAAP, then the U.S. GAAP principles shall apply.

Affiliate, in respect of any Person, shall mean any entity which, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  "Control" in this context means the ownership, directly or indirectly, through one or more intermediaries of securities sufficient to elect or cause to be elected a majority of the members of the managing board of any Person or the right or power in fact to direct the management or policies of such Person.

Agreement shall mean this share purchase agreement (as may be amended, supplemented or otherwise modified from time to time in accordance with its terms).

Base Price shall mean US $51,000,000 (fifty one million United States of America dollars).

Business Day shall mean a day other than Saturday, Sunday or any other day on which the banks in New York, New York or Paris, France are required or authorized to close.

Cash on Hand shall mean cash (or cash equivalents) on deposit with banks and other financial institutions as well as money held in cash in each of the Companies, and which is the exclusive property of the Companies, as at the Closing Date, less (i) escrowed amounts or amounts deposited to support guarantees, (ii) cash needed to cover issued but unpaid drafts, checks and wire transfers made by the Companies on or prior to the Closing Date, and (iii) cash needed to pay declared but unpaid dividends.

Closing shall mean completion of the sale of the Trex Shares provided in this Agreement.

Closing Date shall have the meaning set forth in Section 9.1 hereof.

Closing Balance Sheet shall mean the pro-forma unaudited consolidated balance sheet of Trex, reflecting the consolidated financial position of Trex, Trophy and the Subsidiaries, as at the Closing Date, excluding those assets and liabilities as indicated in columns 2 and 3 entitled “Less Trophy Medical” and “Less Excluded Assets and Liabilities”, but otherwise prepared in accordance with the Accounting Principles, as applied on a basis consistent with, and following the procedures, policies and methods employed in preparing the Selling Balance Sheet.

Closing Purchase Price shall have the meaning set forth in Section 2.2 hereof and shall be stated in United States of America dollars.

Companies shall mean Trex, Trophy and the Subsidiaries, collectively, and each such entity may be referred to herein as a "Company".

Consolidated Balance Sheet shall mean the unaudited consolidated balance sheet of Trex, which is attached hereto as Schedule 3.9.1, reflecting the consolidated financial position of Trex, Trophy and the Subsidiaries as of and for the fiscal year ended September 30, 2002, prepared in accordance with the Accounting Principles.

Court shall mean any domestic or foreign court of law, judicial authority or binding arbitration panel.

Disclosure Schedules shall mean the schedules attached hereto.

Environmental Laws shall mean applicable directives, laws, regulations and other regulatory requirements regulating (i) emissions, discharges or wastes in the environment (including without limitation ambient air, surface water, ground water or land) or otherwise regulating the manufacturing, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, asbestos, chemicals or toxic or Hazardous Substance or wastes or environmental protection and (ii) health and safety of persons or property, including the protection of the health and safety of employees.

Final Purchase Price shall mean the Closing Purchase Price as finally adjusted and determined pursuant to Sections 9.2 through 9.5 hereof and shall be stated in United States of America dollars.

Financial Debt shall mean (without duplication) the amount outstanding, as at the Closing Date, for which any Company is liable (including any interest, fees or penalties for the repayment of such amounts due) to any Person, for any:

(i)	indebtedness for borrowed money;
(ii)	bonds, debentures, notes or other similar instruments issued by any of the Companies, except for (i) performance bonds and guarantees for the purpose of securing the performance of contracts in the Ordinary Course of Business, (ii) notes issued to pay suppliers and other creditors in the Ordinary Course of Business, and (iii) the Medical Business Guarantees listed in Annex I;
(iii)	bank guarantees, letters of credit or other similar instruments for which any of the Companies is liable (including reimbursement obligations with respect thereto but excluding instruments entered into as security for (x) trade payables due by any of the Companies to customers and (y) the payment of suppliers and other creditors in the Ordinary Course of Business) but only to the extent of drawings thereunder not yet reimbursed;
(iv)	any debt of other Persons secured by an Encumbrance on any asset of a Company or for which any asset of a Company stands liable;
(v)	every obligation of the type referred to in clauses (i) through (iv) of another Person (other than a Company) guaranteed by a Company or for which such Company is responsible or liable or may be liable, directly or indirectly, as obligor, guarantor or otherwise;

(vi)	any liabilities owed to Parent or its Affiliates (other than the Companies).

It is understood that all other amounts due by the Companies (including, but not limited to, the Trex Medical Systems Corporation Debt, obligations to suppliers and customers in the Ordinary Course of Business, amounts due or accruing to the tax and social security administrations and other government agencies, amounts due to employees, consultants, agents and contractors, lessors, and licensors) are excluded from the definition of “Financial Debt”.

Former Affiliates shall mean, collectively, (x) Stephanix, a French société anonyme havingits registered office at 54 bis rue Jean-Baptiste David, 42000 Saint-Etienne, France, and registered with the Registry of Commerce and Companies of Saint-Etienne under the number B 332 390 566 and, as at the Closing Date, (y) Trophy Indonesia (as defined below) and (z) any other Person formerly controlled by any of the Companies.

Governmental Authority means any governmental, regulatory, self regulatory organization or administrative body, department, agency, commission, authority or instrumentality, whether local, regional, national, European or foreign.

Governmental Permits shall mean any permits, orders, approvals, registrations, consents, licenses, waivers, or any other authorizations issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority.

Hazardous Substances shall mean any hazardous substance ("substance dangereuse"), hazardous waste ("déchet"), contaminant ("substance contaminante"), pollutant or toxic substance ("substance polluante ou toxique") (as such terms are used in any Environmental Laws applicable to any Company), or any substance ("substance") or pollution ("pollution") as defined in Article 2 of the directive n°96/61/CE of the EU council dated September 24, 1996 "relative à la prevention et à la réduction intégrées de la pollution".

Initial Scissor Arm Series shall meanany dental x-ray equipment manufactured by any of the Companies from January 1, 1990 to December 31, 1997 to which was or is attached a Zamac scissor arm.

Judgment shall mean any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any Court or Governmental Authority or by any arbitrator.

Key Managers shall mean Messrs. Dominique Vincent, Luc Ardon, and Jean-Marc Inglese.

Knowledge of Sellers hall mean a fact of which a Key Manager had actual knowledge on or prior to the Closing Date.

Law shall mean any law, statute, regulation, rule, ordinance, decree, principle of common law, order, constitution or treaty of any Governmental Authority.

Liability shall mean any liability or obligation whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due.

Liens shall mean any property or joint property rights, or any privileges, usufructs, options, guaranties, servitudes, suretés, liens, pledges, nantissements, encumbrances, restrictions, mortgages, hypothèques, rights of first refusal, rights of preemption, (droit de rétention) prior approvals or charges of a Person other than a Company.

Material Adverse Effect shall mean the significant adverse effect on the business, results, profits, financial condition, or operations of the Companies taken as a whole, resulting from any facts, circumstances or events.

Medical Business shall have the meaning assigned to it in paragraph D of the Preamble hereof.

Medical Business Matters shall mean all matters relating to Medical Business, the Medical Business Sales and Medical Business Products.

Medical Business Products shall mean products designed, manufactured, distributed and/or sold by the Medical Business or any of its predecessors, which were acquired by Trophy or its Affiliates.

Medical Business Sales shall have the meaning assigned to it in paragraph D of the Preamble hereof.

Ordinary Course of Business shall mean actions taken by any Company in the normal day to day operation of that Company.

Organizational Documents shall mean, when used with respect to any corporation, company, or partnership, such entity’s statuts, articles of incorporation, partnership agreement or other constitutive documents and shall include, where relevant, a K-bis or equivalent extract from the applicable commercial registry or similar governmental office.

Party shall mean Parent, Buyer or Seller, individually, and Parties shall mean Parent, Buyer and Seller taken collectively.

Person shall mean an individual, partnership, company, corporation, trust or unincorporated organization, and a government or agency or political subdivision thereof.

Proceeding shall mean any proceeding, action, arbitration, dispute, hearing, investigation, audit, inspection, litigation or lawsuit commenced, brought, conducted, or heard by or before any Court, Governmental Authority, arbitrator or expert with jurisdiction to issue a legally binding opinion.

Retained Liabilities shall mean any Liability in any way relating to or arising in connection with (i) Medical Business Matters, and (ii) Trophy Indonesia Matters.

Scissor Arm Balance Sheet Reserve shall mean the specific reserve in the books of Trophy as at the Closing Date, which shall be reflected in the Closing Balance Sheet to cover the Scissor Arm Claims in the manner described in Section 10.5 hereof.  (By way of example, the Scissor Arm Balance Sheet Reserve, as shown in the Selling Balance Sheet, amounted to EURO 962,422 as at September 30, 2002.)  It is understood that the Scissor Arm Balance Sheet Reserve is not broken down into sub-categories, such as Scissor Arm Recall Matters, Scissor Arm Damage Claims or Scissor Arm Personal Injury Claims and the Scissor Arm Balance Sheet Reserve is not intended to represent a specific allocation to any particular scissor arm matter.

Scissor Arm Claims shall mean, collectively, Scissor Arm Recall Matters, Scissor Arm Damage Claims, and Scissor Arm Personal Injury Claims (each as defined below).

Scissor Arm Damage Claims shall mean claims by any Person made prior to the Closing or in the period of eighteen (18) calendar months following the Closing Date, for repairs or damage due to the defective nature of any Initial Scissor Arm Series excluding Scissor Arm Personal Injury Claims.

Scissor Arm Personal Injury Claims shall mean claims by any Person made prior to the Closing or in the period of eighteen (18) calendar months following the Closing Date, for damages relating to personal injuries allegedly resulting from the failure of any Initial Scissor Arm Series.

Scissor Arm Recall Matters shall mean, for a period limited to eighteen (18) calendar months following the Closing Date, (i) matters relating to existing voluntary replacements or recalls of the Initial Scissor Arm Series in France, Spain, Luxembourg, the United Kingdom and, (ii) if required by Governmental Authorities, matters relating to such replacements or recalls in Italy.

Selling Balance Sheet shall mean the pro-forma unaudited consolidated balance sheet of Trex, which is attached hereto as Schedule 3.9.2, reflecting the consolidated financial position of Trex, Trophy and the Subsidiaries as of September 30, 2002, excluding those assets and liabilities as indicated in columns 2 and 3 entitled “Less Trophy Medical” and “Less Excluded Assets and Liabilities” but otherwise prepared in accordance with the Accounting Principles.

Significant Contracts shall mean any contract under which any of the Companies (u) incur or create any Financial Debt, (v) grant or agree to suffer any Liens (other than title retention clauses for items purchased in the Ordinary Course of Business), (w) commit to payments or expenditures of greater than EURO 100,000 (one hundred thousand Euro), (x) grant any exclusivity to distributors or suppliers, (y) primarily relies (whether or not alternative sources are available) for the manufacture of any of its products, or (z) would likely suffer a Material Adverse Effect as a consequence of a default or termination thereof.

Subsidiaries shall mean collectively Trophy Radiologie UK Limited, Trophy Benelux S.A., Trophy Radiologie Italia S.r.l., Trophy Radiologie Japan Kabushiki Kaisha, Trophy Radiologia Espana, Trophy Radiologie GmbH, and Trophy Dental Inc., and each of them may be referred to herein as a “Subsidiary”.

Supplemental Disclosure Certificate shall mean the certificate referred to in Section 9.1.1.10 hereof.

Taxes (“Tax” or “Taxes”) shall mean all taxes, levies, fees, duties, assessments and governmental charges of any kind, whether payable directly or by withholding, including without limitation, income, franchise, stamp, capital gains, property, sales, registration, customs, value added, "parafiscalité", payroll, employment, social security taxes and social charges (including in respect of health, unemployment, housing, family allowances, pension and retirement contributions and all other similar payroll-related assessments), together with any interest, penalties or additions to tax with respect thereto, imposed by any Governmental Authority.

Trex Medical Systems Corporation shall mean Trex Medical Systems Corporation, a corporation incorporated under the laws of Delaware, having its principal offices located at 81 Wyman Street, Waltham, MA 02454, U.S.A.

Trex Medical Systems Corporation Debt shall mean all debt, including accrued interest, owed by Trex to Trex Medical Systems Corporation as at the Closing Date as set forth on the Trex Medical Systems Corporation Debt Certificate described in Section 6.7 hereof.

Trophy Indonesia shall mean PT Trophy Rajawali Indonesia, an Indonesian corporation having its registered office at Kawasan Industry Ejip Lot G 7-1, Lema habang, Cikarang-Bekasi, Indonesia and registered with the District Court of South Jakarta (N° 501/APT/HKM/1993/PN.JAK.SEL).

Trophy Indonesia Matters shall mean any facts, event or circumstances relating to the ownership of Trophy Indonesia or the conduct of its business and/or the assignment and transfer of Trophy’s equity interest therein and the termination of the joint venture agreement related thereto.

US GAAP shall mean generally accepted accounting principles in the United States in America.

1.2          Interpretation.  For purposes of this Agreement:

(a)	Any agreement defined or referred to in the above definitions shall include any amendment, modification and supplement thereto and waiver thereof which may become effective from time to time.
(b)	The words (i) "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation"; and (ii) "hereof", "hereunder" and similar words shall be construed as references to this Agreement as a whole and not limited to the particular article or provision in which the relevant reference appears.
(c)	When calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next day which is a Business Day.

2.         - PURCHASE AND SALE OF TREX SHARES

2.1            Agreement to Sell and Purchase. Subject to the terms and conditions set forth in this Agreement and in reliance upon the representations, warranties and covenants set forth below, Seller shall sell, and Buyer shall purchase, on the Closing Date, all, but not less than all, of the Trex Shares, with full title guarantee (en pleine propriété) and free and clear of all Liens, together with all rights now and hereafter attaching to the property of the Shares, including without limitation the right to dividends or other amounts distributed as from the Closing Date.

2.2            Closing Purchase Price.  The aggregate consideration to be paid on the Closing Date by Buyer to Seller for the Trex Shares (the “Closing Purchase Price”) shall be equal to the Base Price less the amount of the Trex Medical Systems Corporation Debt. The Closing Purchase Price shall be adjusted pursuant to Sections 9.2 to 9.5 in order to obtain the Final Purchase Price.

3.            REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules, the Supplemental Disclosure Certificate referred to in Section 9.1.1.10 hereof, and the provisions of Article 10 hereof, Seller hereby irrevocably represents and warrants to Buyer, and agrees with Buyer with respect to, the matters set forth below.  It is understood that except for the matters set forth in sections 3.1, 3.2, 3.3, 3.4 and 3.5 below, the representations, warranties and agreements below do not cover periods prior to April 30, 1998, unless Seller or Parent has Knowledge of a matter which occurred prior to April 30, 1998 and which matter could reasonably be expected to have a Material Adverse Effect after such date.

3.1            Organizational Documents.

3.1.1     Each of the Companies is duly organized and validly existing under the laws of its respective jurisdiction of organization.  Attached hereto as Schedule 3.1.1 are true, complete and up to date copies of: the Organizational Documents of each of the Companies, to the extent that such Organizational Documents exist under local law, as amended through the date hereof; and an excerpt from the Registry of Commerce of Companies of Meaux  (Extrait K-bis) of each of Trex and Trophy, each dated less than 30 days before the date hereof, and the equivalent document for each Company organized outside of France, which equivalent document shall be valid as at the Closing Date whatever the date appearing thereon.  No resolution has been adopted providing for the amendment of any Organizational Documents or for the dissolution or winding-up of any of the Companies.  Except as indicated in Schedule 3.1.1, all of the corporate books and registries of the Companies have been properly maintained in all significant respects.

3.1.2     Except as indicated in Schedule 3.1.2 hereof: (i) none of the Companies has been threatened with or filed for bankruptcy, or have sought or obtained protection from creditors, in any jurisdiction;  (ii) there has been no formal request for the annulment or the dissolution of any Company or appointment of an administrateur provisoire mandataire ad hoc or mandataire amiable, or similar appointment under applicable law, to manage any Company’s affairs, nor has any petition been filed with any competent authority requesting the initiation of any restructuring or liquidation procedures (procédure de traitement du surendettement des particuliers, redressement judiciaire orliquidation judiciaire or the respective equivalents under the laws of any country other than France) with respect to the Companies, and none of the Companies is insolvent (en cessation de paiement); and (iii) none of the Companies has been declared unable to meet its debts as they fall due and there is no valid basis currently existing upon which it could be reasonably expected that a third party could require the dissolution or winding up of the Companies.

3.1.3     Each of the Companies has all requisite power and authority and all necessary approvals, licenses, permits and authorization to own its properties and to carry on its business as now conducted.

3.2            Capitalization.

3.2.1     On the date hereof, the share capital of each of the Companies is as indicated in Schedule 3.2.1; the Persons who are the lawful owners of such issued and outstanding shares, as well as the amounts of such holdings are set forth on Schedule 3.2.1.  On the Closing Date, Trex shall own all of the issued and outstanding shares of Trophy.  On the Closing Date, Trophy shall own all of the issued and outstanding shares of each of the

Subsidiaries, subject to Schedule 3.2.1 hereto.  No Persons have any rights in or to the Subsidiaries’ shares and the Subsidiaries’ shares are free of any Liens.

3.2.2     All the outstanding shares of the Companies have been duly and validly issued and are fully paid and non-assessable, and have not been issued or acquired in violation of any preemptive or similar rights or applicable law.  Except as indicated in Schedule 3.2.2 hereto, none of such shares give rise to calls for funds and none of the Companies is presently subject to any of the procedures provided by Article L.225-248 of the French Code de Commerce or similar proceedings in other jurisdictions.

3.2.3     On the date hereof, there are no shares or other equity interest of any of the Companies issuable upon conversion or exchange of any security, nor are there any rights, options or warrants outstanding or other agreements to acquire shares of any of the Companies, nor is any of the Companies contractually obligated to purchase, redeem or otherwise acquire any of its outstanding shares.  Neither Seller nor any third party is entitled to any preemptive or similar rights to subscribe for shares of capital stock of the Companies, except for rights that have been waived on or prior to the date hereof.  There are no voting trusts, proxies or other arrangements or understandings with respect to the voting of the shares or equity interests of the Companies.

3.2.4     Except as indicated in Schedule 3.2.4, none of the Companies owns or controls, directly or indirectly, any equity interest or voting rights in any company, partnership, joint venture, or other entity.   None of the Companies is a member of any economic interest group, professional association, "société civile", "société de personnes", "sociétés en participation", "société en nom collectif" or similar entity or organization (whether or not incorporated) in respect of which it has any significant obligations or potential liabilities, including any obligation to fund or participate in the debts of any the foregoing entities and organizations.  None of the Companies holds any directorships, other than with respect to another of the Companies.  Other than as set forth on Schedule 3.2.4, or as required by law to reflect the change to the Euro, since the date of the Selling Balance Sheet no Company has made any commitment or decision relating to the (i) issuance of any new shares of capital stock, including stock options, share subscription rights or warrants, or (ii) the issuance of any other securities, or (iii) any change in corporate capital. All dividends declared prior to this Agreement have been fully paid.

3.2.5     Except as set forth on Schedule 3.2.5, no Company has any Liability in respect of any Former Affiliate and no warranties delivered by any Company in connection with any disposition of any Former Affiliate shall survive the Closing, except for trade payables or receivables and contracts entered into in the Ordinary Course of Business

3.3            Ownership of the Trex Shares; Title.  Seller is, and at the Closing Date will be, the legal owner of the Trex Shares and has, and shall transfer to Buyer, the Trex

Shares, with full title guarantee (en pleine propriété)free and clear of any and all Liens and restrictions on transfer.  Other than this Agreement, there are no outstanding options, warrants, agreements, conversion rights, preemptive rights or other rights to subscribe for, purchase or otherwise acquire any of the Trex Shares.  There are no restrictions on transfer with respect to the Trex Shares.  The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations hereunder and the consummation by Seller of the transactions contemplated hereby do not require Seller or any Company to obtain any consent, approval or action of, or make any filing with or give any notice to, any Person.

3.4            Absence of Defaults, Conflicts, etc.  The execution and delivery of this Agreement, and the fulfillment of the terms hereof by Seller, will not result in a breach of any of the terms, or constitute a default under (i) the Organizational Documents of any of the Companies, (ii) any Law or Judgments of any Governmental Authority having jurisdiction over Seller or any of the Companies or over their respective properties or businesses, (iii) result in the valid cancellation, modification, revocation or suspension of any Governmental Permits granted by or obtained from any governmental authority to which any of the Companies is a party or by which any of them is bound.  All authorizations and procedures which pursuant to Trex's statuts must be obtained or complied with prior to the transfer of the Trex Shares to Buyer shall have been obtained or complied with or the relevant rights waived not later than the Closing Date, including but not limited to the approval at a shareholders' meeting of Trex of all of the shareholders of Trex, holding 100% of the Trex Shares.

3.5            Authority of Seller. Seller has full legal right, power, authority and capacity to carry out the transactions contemplated by this Agreement.  This Agreement constitutes a valid and binding obligation of Seller, enforceable against it in accordance with its terms. Seller is not insolvent or subject to any bankruptcy Proceedings. The completion of the transactions contemplated by this Agreement shall not result in any breach of or default by Seller under (i) the articles of incorporation and by-laws, statuts, or similar organizational documents of Seller or the Companies, (ii) any law, decree or regulation, (iii) any decision, order or judgment of any court or arbitral panel applicable to or binding on Seller or any of the Companies or (iv) any contract or any other instrument by which any of the Companies are bound (including any loan agreements, mortgages or pledge agreements).

3.6            Licenses, Permits and Compliance with Law.

3.6.1     Except as disclosed on Schedule 3.6, the operations of the Companies have been conducted and all products designed, manufactured, distributed and sold by any of the Companies have been so designed, manufactured, distributed and sold in all significant respects in accordance with all applicable Laws in effect at the time of such conduct, design, manufacture or sale, with the exception of the Initial Scissor Arm Series to the extent set forth in Schedule 3.16.4.  None of the Companies has received any communication from any Governmental Authority that alleges that it is not in compliance with any Laws or terms of any Governmental Permits, except with respect to Scissor Arm Matters as disclosed in Schedule 3.16.4.

3.6.2     Each of the Companies has all Governmental Permits necessary to the ownership of its property or to the conduct of its business, each of which is valid and in full force and effect, except where failure to have such Government Permits has no significant impact on the Company concerned.

3.6.3     Trophy has obtained ISO 9001 certification for all products which it currently manufactures and sells in the European Union. Trophy has obtained CE marking in respect of medical devices (Council Directive 93/42/EEC) which it currently manufactures and sells in the European Union, to the extent required by Law.

3.7            Litigation. Attached in Schedule 3.7 is a list of all pending Proceedings to which any of the Companies is a party and any Proceedings threatened in writing. Seller is not, and has never been, a party to any Proceedings relating to the ownership of the Trex Shares.  None of the Companies has received any communication of, nor otherwise has Knowledge of, any default with respect to any Judgment applicable to the Companies or any of their respective assets, properties or operations.

3.8            Contracts.

3.8.1     Schedule 3.8.1 sets forth a list of all of Significant Contracts to which any of the Companies is a party, except for (i) contracts based on orders or purchases in respect of which no specific contract has been signed, and (ii) contracts which are based on general conditions of sale or purchase of a Company as buyer or seller, as the case may be.

3.8.2     Except as indicated in Schedule 3.8.2, each Significant Contract is valid, binding and enforceable against the relevant Company and the other Parties thereto, in accordance with its terms, is in full force and effect and is not of unlimited duration.

3.8.3     Except as set forth in Schedule 3.8.3, on the date hereof (i) none of the Significant Contracts entitles the counterparty to terminate or significantly modify the terms of the relevant Significant Contract according to its terms as a result of a direct or indirect change in control of any of the Companies and (ii) none of the Companies has received written notice nor otherwise have reason to know that it is in default under any Significant Contract.

3.8.4       Except as indicated in Schedule 3.12.2, none of the Companies is a party to a credit bail agreement or a capital lease (which is defined as a lease requiring or permitting a Company to purchase equipment at the end of the lease).

3.9            Financial Statements.

3.9.1     Attached hereto in Schedule 3.9.1 is a complete and accurate copy of the Consolidated Balance Sheet.  The Consolidated Balance Sheet was prepared in accordance with the Accounting Principles from the books and records of the Companies (which books and records are correct and complete) and fairly presents the consolidated financial position of the

Companies as at the date thereof. It is understood that the reserves reflected in the Consolidated Balance Sheet may not be fully funded at Closing.

3.9.2     Attached hereto in Schedule 3.9.2 is a complete and accurate copy of the Selling Balance Sheet.  The Selling Balance Sheet was prepared in accordance with the Accounting Principles and fairly presents the consolidated financial position of the Companies as at the date thereof excluding, pro forma those assets and liabilities as indicated in columns 2 and 3 entitled “Less Trophy Medical” and “Less Excluded Assets and Liabilities” of the Selling Balance Sheet attached as Schedule 3.9.2. By way of reference, the net working capital as at September 30, 2002 and as reflected in the Selling Balance Sheet totals EURO 599,617.

3.9.3     The inventories reflected on the Consolidated Balance Sheet, or acquired by any of the Companies after the date thereof and before the Closing Date, are carried on the books of the Companies in accordance with the Accounting Principles.

3.9.4     The Companies have complied with applicable Laws relating to the filing of statutory financial statements with Governmental Authorities and with accounting requirements with respect to tax accounting. All financial records of the Companies have been properly maintained, duly filed and constitute an accurate record of all matters which ought to appear in them, as required by applicable Law.

3.9.5     Except as indicated in Schedule 3.9.5, the Companies have not made any changes in accounting methods, principles or practices (including acceleration of receivables or delaying payment of payables) since September 30, 2002.

3.9.6      Attached as Schedule 3.9.6 is the unaudited consolidated income statement of Trophy for the period ended September 30, 2002, which was prepared in accordance with the Accounting Principles from the books and records of the Companies (which books and records are correct and complete).

3.10            Absence of Certain Developments.  Subject to the matters set out in the Disclosure Schedules (including, without limitation, the matters set out in Schedule 3.10), since September 30, 2002, each of the Companies has conducted its business (and incurred Liabilities) only in the Ordinary Course of Business consistent with past practices.  There have been no events or transactions which may reasonably be expected to have a Material Adverse Effect. Trex does not have and has never had any employees and has not engaged in business operations other than acting as the parent of Trophy and engaging in financial transactions with, or relating to, Trophy, the Companies and Affiliates of Trex.

3.11            Patents, Trademarks, Tradenames, and Copyrights.

3.11.1     Schedule 3.11.1 sets forth an accurate and complete list of all trademarks, tradenames, logos, copyrights, domain names and patents and applications and registrations pertaining thereto used or contemplated for use in the business of the Companies and any of the foregoing licensed to the Companies (collectively, the “Companies’ Intellectual Property”). Except as provided on Schedule 3.11.1, all such Companies’ Intellectual Property is valid and enforceable, is not subject to any challenge and the Companies have valid title in and to, or the right to use the Companies’ Intellectual Property, as well as the know how and trade secrets used by them in their business.  Except as provided on Schedule 3.11.1, the Companies own or hold licenses as are necessary to use all of the Companies’ Intellectual Property.  None of the Companies’ Intellectual Property is subject to any Liens or adversely affected by any Judgments or settlements by which the Companies are bound.

3.11.2     Except as provided on Schedule 3.11.2,none of the Companies has received notice or otherwise has reason to know of any conflict or alleged conflict with the rights of others pertaining to the Companies’ Intellectual Property or products sold by the Companies as of the date of this Agreement and Seller has no knowledge of any fact or circumstance that could give rise to any such conflict.  Except as provided in Schedule 3.11.2, to Sellers’ knowledge, no person is infringing any of the Companies’ Intellectual Property and no person has misappropriated any of the Companies’ trade secrets.

3.11.3     Subject to the provisions of Schedule 3.11.3, the Companies are not currently obligated or under any existing agreement to make royalty or other payments to any owner of, licensor of, or other claimant to, any Companies’ Intellectual Property, with respect to the use thereof or in connection with the conduct of its business or otherwise.  No Company has granted any license to any person to use any of the Companies’ Intellectual Property, other than in the Ordinary Course of Business.

3.11.4     Subject to the provisions of Schedule 3.11.4, the "Trophy" name is a registered trademark in the countries listed in Schedule 3.11.4 hereto and Trophy has authorized each of the Companies to use such trademark, as well as certain third parties listed in Schedule 3.11.4 (which authorizations may be terminated at Trophy’s discretion at any time with no cost to Trophy unless otherwise disclosed on Schedule 3.11.4).

3.11.5     Except as indicated in Schedule 3.11.5, all intellectual or industrial property rights and all copyrights invented or developed by the current and former employees of the Companies related to the Companies’ business were developed in the context of their employment by the Companies and all such intellectual or industrial rights and all such copyrights are the exclusive property of the Companies to the extent permitted by law, and all exploitation rights (droits patrimoniaux) relating thereto are the property of the Companies, free and clear of any rights (including rights of payment) of such current or former employees.

3.12     Real Property

3.12.1     The Companies do not own any real property.

3.12.2     Schedule 3.12.2 sets forth an accurate and complete list of all leases (the "Leases") with respect to all real property leased by the Companies and all property subject to contrats de crédit bail ("Leased Real Property").  No amount due under the Leases by the Companies remains unpaid, and no significant controversy, claim, dispute or disagreement exists between the Parties to any of the Leases.  The Companies have complied in all material respects with all restrictions on the use of Leased Real Property set out in the Leases.

3.12.3     Except as indicated in Schedule 3.12.3, the Leased Real Property is not subject to any sublease, license or other agreement granting to any person any right to the use, occupancy or enjoyment of such property or any portion thereof.

3.13     Rights to the Going Concern.  Each Company owns full rights to the going concern (fonds de commerce) of its business and either owns or has the unrestricted right to use the tangible and intangible assets related to its business, in each case free and clear of any Liens, except as indicated in Schedule 3.13.  Each Company has not leased or otherwise granted, in whole or in part, any rights with respect to its fonds de commerce (including société en participation, location-gérance, location libre or otherwise).

3.14            Insurance

3.14.1     Except as indicated in Schedule 3.14.1, the Companies and their respective properties, businesses and operations are, and have been, insured in such amounts, against such losses and with such insurers as are reasonable and customary when considered in light of the nature of their properties, businesses and operations.  Except as indicated in Schedule 3.14.1, the Companies are up-to-date in all of their obligations towards their respective insurance companies under their insurance policies and there are no retroactive premium adjustments required under the terms of such policies based on claims made or breaches of the policies by the Companies.

3.14.2     A list of pending insurance claims made by the Companies in respect of amounts in excess of EURO 10,000 (ten thousand Euro) is set out in Schedule 3.14.2 hereto. Except as indicated in Schedule 3.14.2, the Companies have not been notified of any reduction claim, suspension, modification or termination request regarding their insurance policies.

3.15     Tax Matters.

3.15.1     Except as set forth on Schedule 3.15.1, as of the date hereof: (i) the Companies have filed on a timely basis all returns and reports in respect of Taxes for which the Companies may be liable and all such Tax returns were correct and complete in all respects; (ii) all Taxes required to be paid by any of the Companies that were due and payable prior to the date hereof have been paid or duly reserved or accrued; (iii) there are no pending Proceedings or claims relating to Taxes, or transactions or facts existing which would form the basis of a Proceeding for which any of the

Companies may become liable; and (iv) no deficiencies for any Taxes have been assessed against the Companies which remain unpaid.  The Companies have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, Seller, or other third party.

3.15.2     Except as indicated in Schedule 3.15.2, the Companies have not concluded any agreement with any Tax authority in order to postpone the fulfillment of any returns, notices or other documents or the payment of any tax or social contributions. The Companies do not benefit from any postponement of payment granted by law or administrative ruling.

3.15.3     The Companies have not taken any action prior to the Closing date which would result in the Companies benefiting from any unjustified tax credit, tax or customs advantage or assimilated, and the sale of the Shares will not invalidate any justified tax credit or tax or customs advantage obtained by the Companies.

3.15.4     Trophy has opted for French tax consolidation with Trex as the parent company of the tax consolidated group (the “Trex Tax Group”).  Schedule 3.15.4 sets forth an accurate and complete copies of the tax sharing agreements ("convention d'intégration fiscale") among such Companies.  The exit of Stephanix from the Trex Tax Group does not result in any Tax or the loss of any Tax benefit for Trex.

3.15.5     All Tax declarations and returns, and all reports or other documents relating to Taxes, have been filed on time by the Companies and the Companies have kept copies of the original documents filed.

3.15.6     None of the Companies benefit from any favorable tax treatment depending on undertakings of any of the Companies which will continue to bind such Companies after the Closing Date. In particular, none of the Companies is bound by an undertaking to retain the shares of any of the Companies or of any other asset for any period of time.  In the event of sale or disposition of the securities of any Companies or any other asset, the capital gain ("plus-value") resulting from such sale or disposition will be calculated by reference to the corresponding value appearing in the Consolidated Balance Sheet.

3.16            Products Liability.

3.16.1     Schedule 3.16.1 sets forth a true and complete copy of Trophy’s current customer purchase warranty terms and conditions.

3.16.2     Except for Scissor Arm Claims and matters relating to Medical Business Products (which are set forth in Section 3.16.4 and Schedule 3.16.4), Schedule 3.16.2 sets out a description of (i) currently pending significant civil, criminal and administrative matters which are currently pending and the subject of a notice, demand, claim, action, suit, inquiry, hearing, Proceeding, Judgment, notice of violation or investigation of a civil, criminal or administrative nature before any Governmental Authority against or involving any product, substance or material, other than the Initial Scissor Arm Series and Medical Business Products, (collectively, a "General Product"), or class of claims or lawsuits involving the same or similar General Product manufactured, produced, distributed or sold by or on behalf of the Companies which is pending or threatened, resulting from an alleged defect in design, manufacture, materials or workmanship of any General Product manufactured, produced, distributed or sold by or on behalf of the Companies, or any alleged failure to warn, or from any breach of implied warranties or representations relating thereto , and (ii) significant Occurrences (as defined below).

3.16.3     Except for Scissor Arm Claims and matters relating to Medical Business Products (which are addressed in Section 3.16.4 and Schedule 3.16.4) and as disclosed in Schedule 3.16.3, none of the Companies has any Liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, claim against any of them giving rise to any liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any General Product manufactured, sold, leased, or delivered by them.

3.16.4      Schedule 3.16.4 sets out a description of currently pending significant civil, criminal and administrative matters which are currently pending and the subject of a notice, demand, claim, action, suit, inquiry, hearing, Proceeding, Judgment, notice of violation or investigation of a civil, criminal or administrative nature before any Governmental Authority against or involving any Scissor Arm Claims or Medical Business Product of which Seller or Parent has Knowledge or class of claims or lawsuits involving the same which is pending or threatened, resulting from an alleged defect in design, manufacture, materials or workmanship of  the Initial Scissor Arm Series or Medical Business Product manufactured, produced, distributed or sold by or on behalf of the Companies, or any alleged failure to warn, or from any breach of implied warranties or representations relating thereto.

3.16.5       For purposes of this Section 3.16, the term "Occurrence" shall mean any accident, happening or event which took place after April 30, 1998 (or before April 30, 1998 if Seller or Parent had Knowledge of the accident, happening or event and which accident, happening or event could reasonably be expected to have a Material Adverse Effect after such date) and which is caused or allegedly caused by any alleged hazard or alleged defect in manufacture, design, materials or workmanship including, without limitation, any alleged failure to warn or any breach of express or implied warranties or representations with respect to, or any such accident, happening or event otherwise involving a General Product (including any parts or components) manufactured, produced, distributed or sold by or on behalf of the Companies which is likely to result in a claim or loss.

3.17            Matters Pertaining to Seller and its Affiliates.

3.17.1     Schedule 3.17.1 sets forth a description of the terms of all existing agreements between Seller (or any of its Affiliates other than the

Companies) and each of the Companies.  Except as otherwise set forth in Schedule 3.17.1, after the Closing none of the Companies will be bound by any contractual obligation or commitment in favor of Seller or any of their Affiliates, except as indicated in Schedule 3.17.1.

3.17.2     None of the Companies is bound by any agreements or commitments with any former Affiliates of the Companies, except as indicated in Schedule 3.17.2.

3.18     Labor Matters.

Senior Managers

3.18.1      Schedule 3.18.1 sets forth a true, accurate and complete list of all officers (mandataires sociaux), directors (administrateurs) or managers (gérants) ("Senior Managers") of each of the Companies together with the terms of their remuneration and a description of Plans (as defined below) applicable to such Senior Managers.  Since September 30, 2002, none of the Companies have paid or agreed to pay any bonuses or made or agreed to make any increase in the rate of base compensation or other remuneration (other than in the ordinary course and consistent with past practice) or otherwise changed or agreed to change the terms of employment of any of its Senior Managers except as indicated in Schedule 3.18.1. The Companies are current in all payments for amounts due to Senior Managers and except as indicated in Schedule 3.18.1 there are no contracts, agreements, plans or arrangements covering Senior Managers which contain any "change of control" or similar provisions.

Employees

3.18.2      Schedule 3.18.2 sets forth a true, accurate and complete list of the contracts, arrangements or policies pertaining to the employees (salariés) of the Companies.

3.18.3      Except as set forth on Schedule 3.18.3, since September 30, 2002, none of the Companies have (i) paid or agreed to pay any bonuses or made or agreed to make any increase in the rate of base compensation or other remuneration or otherwise changed or agreed to change the terms of employment of any of its employees other than in the ordinary course of business and in a manner consistent with past practice or as dictated by applicable law or the applicable convention collective, or (ii) changed its hiring or termination policies or practices in any significant respect.

3.18.4      Schedule 3.18.4 sets forth a true, accurate and complete list of any plans or arrangements providing for insurance coverage, disability benefits, vacation benefits, retirement benefits, deferred compensation (including incentive bonuses), profit sharing, stock options or other forms of post-retirement benefits (collectively "Plans") covering employees or former employees of the Companies.  Except as set forth on Schedule 3.18.4, since

September 30, 2002, the Companies have not adopted, amended, modified or terminated any Plans. With respect to the Plans, all applicable contributions for all periods ending before or on the Closing Date have been made in full and as of the Closing.  The Companies have not offered any Plans to U.S. based employees which would constitute “defined benefit plans” under ERISA regulations.

3.18.5      Except as indicated in Schedule 3.18.5, the conditions of employment and the employment agreements of the Companies’ employees comply with applicable Laws. Each of the Companies comply and have complied (x) in all significant respects with all Laws relating to employment, including, Laws relating to work-week hours, equal opportunity and workers representatives, and (y) in all respects with employee consultations or notifications required in order to execute this Agreement and complete the transactions contemplated herein.

3.18.6      A list of labor committee (comité d’entreprise), personnel delegates (délégués du personnel) and union representatives and all other employee representatives of Trophy appears in Schedule 3.18.6 hereto.

3.18.7      During the previous twelve months, the Companies have not experienced any collective labor dispute, strike or work stoppage and there is no pending or threatened dispute, strike or work stoppage.

3.18.8      The Companies are current in all payments for amounts due to its employees to the extent required by Law, contract or unilateral commitments, (usages, engagements unilatéraux).

3.18.9      The Companies do not utilize any representatives or agents recognized as "V.R.P." or entitled to such status under French law.

3.18.10      No redundancy plan is currently pending or contemplated.

3.19            Suppliers and Customers.

3.19     Schedule 3.19 sets forth a true and complete list of the twenty (20) largest customers and suppliers of Trophy (“Key Trophy Customers and Suppliers”). None of Key Trophy Customers and Suppliers has terminated or changed, or notified Trophy in writing that it intends to terminate or change, its business relationship with Trophy, and Seller has no Knowledge of any such intention of such Key Trophy Customers and Suppliers and is not aware of any circumstance which would prevent the continuance of such relationships as a result of the Closing on substantially the same terms and conditions as have been the case in the past.

3.20            Environmental Matters.

3.20.1     Each of the Companies and their respective operations are in compliance with all applicable Environmental Laws.  Neither Seller nor the Companies have received written notice from any Governmental Authority of any significant violation of any Environmental Laws.

3.20.2     Each of the Companies has obtained and complied with, and is in compliance with, all applicable Governmental Permits that are required pursuant to Environmental Laws for the occupation of its facilities and the operation of its business.

3.20.3     The Companies have not performed or suffered any act which could give rise to liability to any Person (governmental or not) under any applicable Environmental Laws, nor have the Companies received any written notice, report or other information regarding any actual or alleged violation of Environmental Laws, or any potential liabilities relating to any of them or its facilities arising under Environmental Laws.

3.21            Subsidies.All outstanding subsidies, state aids, tax benefits, tax exemptions, loans or similar benefits (each a “Subsidy”) from any Governmental Authority which have been granted to the Companies and pursuant to which the Companies have outstanding obligations are fully described in Schedule 3.21.  No such Subsidy which must or, under certain circumstances, may have to be repaid or lost by the recipient Company and the Companies shall not lose the benefit of any Subsidy as a result of a direct or indirect change in control of the Companies.  The Companies have not made any commitment to any Governmental Authority relating to the number of its employees in connection with any Subsidy.

3.22            Sincerity of Disclosures.  This Agreement and the Schedules to this Agreement and the documents to be furnished by Seller to Buyer at the Closing pursuant to Section 6.7 or Article 9 hereof, are true and correct (or if furnished at Closing will be true and correct as at the Closing Date) in all significant respects and are not misleading.  There is no fact known to the Seller which has not been disclosed herein by Seller to Buyer which will or may have a Material Adverse Effect on the Companies.

– 4            REPRESENTATION AND WARRANTY OF PARENT

Parent has full power, authority and capacity to fulfill its commitments and obligations under this Agreement. This Agreement constitutes a valid and binding obligation of Parent, enforceable against it in accordance with its terms. The completion of the transactions contemplated by this Agreement shall not result in any breach of or default by Parent under (i) the articles or incorporation or by-laws of Parent, (ii) any law, decree or regulation, (iii) any decision, order or judgment of any court or arbitral panel applicable to or binding on Parent, (iv) any contract or any other instrument by which Parent is bound.

– 5            REPRESENTATIONS AND WARRANTIES OF BUYER

5.1       Subject to the terms of this Agreement, Buyer has full power, authority and capacity to carry out the transactions contemplated by this Agreement.  This Agreement constitutes a valid and binding obligation of Buyer. The completion of the transactions contemplated by this Agreement shall not result in any breach of or default by Buyer under (i) the articles or incorporation or by-laws of Buyer, (ii) any law, decree or regulation, (iii) any decision, order or judgment of any court or arbitral panel applicable to or binding on Buyer, (iv) any contract or any other instrument by which Buyer is bound.

5.2       Buyer acknowledges and agrees that (i) the representations and warranties made by Seller in this Agreement or in any documents delivered pursuant to this Agreement are the only representations, warranties and guarantees given by or behalf of Seller and on which Buyer may rely and (ii) no other representations, warranties and guarantees may form the basis of any claim by Buyer against Seller or Parent under this Agreement, and all legal representations and warranties (including, but not limited to, the legal warranty against vices cachés) are excluded, except the guarantees relating to, fraude, violence or dol arising under the provisions of Articles 1109 et seq. of the French Code Civil.

– 6            COVENANTS OF SELLER

6.1            Ordinary Course of Business. During the period from the date of this Agreement to the Closing Date, Seller will cause the Companies to (x) operate and carry on their respective businesses in the Ordinary Course of Business and consistent with past practices without change of policy or procedure, (y) use their commercially reasonable efforts to preserve their existing businesses and relationships with employees, suppliers and others having business dealings with them, as a bon père de famille. Without limiting the foregoing, Seller will not, without the prior written consent of Buyer, permit any of the Companies to (i) enter into or terminate any Significant Contracts, except as provided in Schedule 6.1 hereto, (ii) declare any dividends or (iii) take any action which could result in a Material Adverse Effect or a breach of any representation in Article 3.

6.2            Consents and Approvals.Seller shall, at Buyer’s request, use its reasonable efforts, without the payment of any consideration or other fee, to obtain the consent to the performance of this Agreement from each party listed in Schedule 6.2 hereto. Seller shall assist and reasonably cooperate with Buyer in preparing and filing all documents required to be submitted by Buyer to any Governmental Authority in connection with such transactions and in obtaining any Governmental Permits which may be required to be obtained by Buyer in connection with such transactions.

6.3            Discussions with Third Parties. Seller and Parent will not, directly or indirectly, or permit the Companies, or any of their respective Affiliates, directors, officers, employees, representatives and agents to, solicit, encourage, initiate or pursue, directly or indirectly, any discussions or negotiations with, or furnish or cause to be furnished any information to any Persons, other than Buyer and its representatives, relating to or in connection with a sale or transfer of any interest in the Companies or any of their respective businesses.  Seller and Parent will immediately cease and cause to be terminated any existing efforts, activities, discussions or negotiations with any Persons conducted heretofore.

6.4       Access and Information.  During the period from the date of this Agreement to the Closing Date, upon the prior written request of Buyer, Seller shall permit Buyer and its representatives reasonable access during normal business hours to the premises and the books and records and senior management of the Companies, provided that such access shall not interfere with the normal business and operation of the Companies.  Seller has provided separately, and shall continue to provide Buyer, up to and including the Closing Date, with information on Scissor Arms Claims and Medical Business Matters.

6.5            Release of Security. Seller agrees that prior to the Closing Date, all guarantee obligations of the Companies shall be released and discharged, other than guarantees for the performance of customer contracts in the Ordinary Course of Business and the guarantees relating to the Medical Business.

6.6       Trophy Indonesia. Seller shall used reasonable efforts to cause Trophy to sell to Parent, or an Affiliate of Parent, (the “Indonesian Shares Purchaser”) prior to the Closing Date, its entire equity interest in Trophy Indonesia (the “Indonesian Shares”) for US$ 50,000 (fifty thousand United States of America dollars) and assign all obligations under the joint venture agreement in respect thereof to the Indonesian Shares Purchaser, at no cost and Liability to the Companies. In the event that for legal, contractual or other reasons such sale cannot be completed prior to the Closing Date, the Indonesian Shares Purchaser shall pay to Trophy US$ 50,000 (fifty thousand United States of America dollars) and Trophy and the Indonesian Shares Purchaser shall enter into a sale agreement as at the Closing Date, in a form satisfactory to Buyer, which shall require Trophy to hold the Indonesian Shares for the account of the Indonesian Shares Purchaser and to sign such documents and assist the Indonesian Shares Purchaser, as reasonable required, in order to give effect to the sale of the Indonesian Shares to the Indonesian Shares Purchaser when such sale can be completed. Upon completion of such sale, Buyer shall cause Trophy to assign and transfer to the Indonesian Shares Purchaser all of Trophy’s rights, title and interest in the Indonesian Shares to the Indonesian Shares Purchaser. Any dividends paid or accrued or other amounts distributed in respect of the Indonesian Shares shall be for the account of the Indonesian Shares Purchaser, less any Taxes or expenses borne by Trophy on or after the Closing Date in respect of such dividends or distributions. Buyer shall cause Trophy, after the Closing Date, not to assign, sell or pledge the Indonesian Shares except to the Indonesian Shares Purchaser. In the event that, for any reason Trophy has not assigned or transferred the Indonesian Shares to the Indonesian Shares Purchaser within twenty four months following the Closing Date then Buyer shall have the right to cause Trophy to assign, transfer or sale the Indonesian Shares to one or more shareholders of Trophy Indonesia for a nominal value, which nominal value shall be retained by Trophy. Notwithstanding the foregoing, Buyer shall have the right at any time following the Closing Date to assign, transfer or sale the Indonesian Shares to one or more shareholders of Trophy Indonesia for a nominal value by giving advance written notice thereof to Seller and by making a payment of US $ 25,000 (twenty five thousand United States of America dollars) to Seller concurrently with such notice.  In no event shall Trophy or Buyer be obligated to repay Seller, Parent or the Indonesian Share Purchaser the US$ 50,000 (fifty thousand United States of America dollars) purchase price referred to above whether or not the Indonesian Shares are ever able to be delivered to the Indonesian Share Purchaser. Subject to the preceding sentence, as from the Closing Date, Buyer and Trophy shall act as agents for Seller and Parent with respect the holding of the Indonesian Shares and all matters relating thereto and in this regard, shall have no obligation to advance any amounts to Trophy Indonesia for any reason whatsoever.

6.7       Trex Medical Systems Corporation Debt Certificate.Seller shall, not later than the Closing Date, deliver to Buyer, a certificate duly signed by an authorized representative of Seller setting out the amount of the Trex Medical Systems Corporation Debt, as at the date of issuance of such certificate for purposes of Section 9.1.2 hereof.

6.8       Cash on Hand.Seller shall ensure that the Companies shall have Cash on Hand, in the aggregate, of at least US$1,500,000 (one million five hundred thousand United States of America dollars) or the equivalent thereof in other currencies as at the Closing Date, it being understood that the sale price of the Trophy Indonesia shares in the amount of US$50,000 (fifty thousand United States of America Dollars) referred to in Section 6.6 hereof shall be included in such US $1,500,000 (one million five hundred thousand United States of America dollars) amount.

7.         POST-CLOSING COVENANTS OF SELLER AND ADDITIONAL PROVISIONS

7.1            Covenant not to Compete.

7.1.1     For a period of five (5) years after the Closing Date (the "Restricted Period"), neither Parent, nor any Affiliate of Parent, shall directly or indirectly, as an owner, consultant, manager, partner, agent, lender, or otherwise, or by means of any corporate or other device, engage in the dental imaging or radiology equipment production or distribution businesses (the "Restricted Business") anywhere within the European Union or in any other market where the Companies presently conduct or propose to conduct their businesses.

7.1.2     The foregoing covenants shall not prohibit, or be interpreted as prohibiting, Parent or any of its Affiliates from:

7.1.2.1     continuing any business conducted by Parent or its Affiliates on the Closing Date, which is not the Restricted Business;

7.1.2.2     entering into any relationship with any unrelated third party (which is not owned, managed, operated or controlled by Parent or its Affiliates) for purposes unrelated to the Restricted Business;

7.1.2.3     making equity investments of up to five percent (5%) of the outstanding share or debt capital of any publicly owned company which conducts the Restricted Business; or

7.1.2.4     acquiring any Person which conducts a business which competes with the Restricted Business if:

(a)	in the calendar year prior to such acquisition, the revenues of such Person from its business which competes with the Restricted Business do not constitute more than 15% of the total revenues of such Person; and
(b)	the Parent or such Affiliate, as the case may be, promptly commences and thereafter actively and diligently pursues the transfer or disposition of such portion of the business of such Person which competes with the Restricted Business upon terms and conditions and at a price determined by Parent or such Affiliate, as the case may be, in its sole discretion.

7.1.3     During the Restricted Period, neither Parent nor any of its Affiliates shall, whether for its own account of any other individual, partnership, firm, corporation or other business organization, directly or indirectly, solicit, endeavor to entice away from the Companies or employ any person who is currently an employee of the Companies.

7.1.4     The restrictions contained in this Section shall apply to Affiliates of Parent for so long as they remain Affiliates of Parent and shall not apply after they cease to be Affiliates of Parent.

7.1.5     Parent and Buyer acknowledge that the foregoing restrictions are reasonable in scope, are necessary for the Companies' respective businesses and goodwill and form an essential part of the consideration for which Buyer is willing to enter into this Agreement.  It is the intent of the Parties hereto that the provisions of this Section 7.1 be enforced to the fullest extent permissible under the laws and public policies applicable in each jurisdiction in which enforcement is sought.  Accordingly, if any provision of this Section 7.1 shall be adjudicated to be invalid, ineffective or unenforceable, the remaining provisions shall not be affected thereby.  The invalid, ineffective or unenforceable provision shall, without further action by the Parties, be amended automatically to effect the original purposes and intent of the invalid, ineffective or unenforceable provision; provided, however, that any such amendment shall apply only with respect to the operation of such provision in the particular jurisdiction with respect to which such adjudication is made.  Without limiting the generality of the foregoing, if any provision of this Section 7.1 is invalid in part, it shall be curtailed, as to scope, time and location, to the minimum extent required for its validity in the jurisdiction in which such provision is challenged, and shall be binding and enforceable with respect to Parent as so curtailed.

7.1.6     Parent agrees that a monetary remedy for a breach of the agreement set forth in this Section 7.1 will be inadequate and impracticable and further agrees that such a breach would cause Buyer irreparable harm, and that Buyer shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages or posting any bond.  In the event of such a breach, Parent agrees that Buyer shall be entitled to such injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions as a court of competent jurisdiction shall determine.

7.2       Waiver of Claims. Seller hereby represents and warrants to Buyer that neither it nor any of its Affiliates shall have at the Closing Date, following completion of the actions described in Section 9.1 hereof, any claim (whether accrued, absolute, contingent, unliquidated or otherwise, and whether due or to become due) against any of the Companies relating to any matter whatsoever.  Effective as of the Closing Date, Seller, without further act or deed, shall be deemed to have fully and irrevocably released the Companies and Buyer from any such claim held by Seller or its Affiliates against the Companies existing as of the Closing Date or based upon events occurring on or prior to the Closing Date.

7.3       Use of the Name "Trophy."  Seller shall use its reasonable efforts to cause Trophy Indonesia and Trophy’s distributor in Korea to cease using the name “Trophy” for commercial purposes after the Closing Date and to cause Trophy Indonesia to change its corporate name to eliminate the word “Trophy” after the Closing Date, and in each case at no cost or Liability to the Companies. In respect of the distributor in Korea only, Seller shall expend up to a maximum of US $50,000 (fifty thousand United States of America dollars), if necessary, in order to meet the requirements of this Section 7.3.

7.4       No undertaking to Sedecal. No undertaking or commitment of Seller or Parent contained in this agreement shall constitute an undertaking or commitment by Seller or Parent to Sedecal or its Affiliates.

7.5       Post closing business activities. Seller and/or Parent shall have no liability to Buyer after the Closing Date as a result of any business activities commenced by Buyer and/or its Affiliates which are not currently conducted by Trophy as at the Closing Date.

8.            CONDITIONS PRECEDENT TO CLOSING

8.1            Buyer’s Obligation.  Buyer’s obligation to purchase the Trex Shares and to consummate the transactions set out herein at the Closing shall be subject to the fulfillment of all of the following conditions:

8.1.1     The representations and warranties of Seller contained in this Agreement shall be accurate in all respects as of the date hereof and the Closing Date, as if such representations and warranties were restated on and as of the Closing Date, except for such inaccuracies or breaches as are specifically waived by Buyer;

8.1.2     Seller has performed and complied with, in all respects, all agreements and undertakings required by this Agreement to be performed or complied with by Seller or Parent prior to or at the Closing, including the Indonesian Disposal;

8.1.3     Since September 30, 2002 to the Closing Date, no change, situation, development or other event having, or which could reasonably be expected to have, a Material Adverse Effect shall have occurred;

8.1.4     All Governmental Permits, including clearance by relevant anti-trust authorities, and third party consents for the performance of this Agreement shall have been duly obtained and shall be in full force and effect on the Closing Date;

8.1.5     No preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Authority, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any government or Governmental Authority, that declares this Agreement invalid or unenforceable in any significant respect or which prevents the consummation of the transactions contemplated hereby shall be in effect; and

8.1.6     The Buyer shall have obtained, on terms and conditions satisfactory to it, the provision of adequate financing to complete the transactions contemplated by this Agreement and to fund the working capital needs of the Companies after the Closing not later than fifteen calendar days following the date hereof.

8.1.7     The Buyer shall have obtained the approval of its Board of Directors to the transactions contemplated herein.

8.1.8     Buyer’s acceptance of all of the supplemental disclosures set out in the Supplemental Disclosure Certificate.

8.2            Seller’s Obligation.  Seller's obligation to sell the Trex Shares and to consummate the transactions set out herein at the Closing shall be subject to the fulfillment of all of the following conditions:

8.2.1     The representations and warranties of Buyer contained in this Agreement shall be accurate in all respects as of the date hereof and as of the Closing Date, as if such representations and warranties were restated on and as of the Closing Date, except for such inaccuracies or breaches as are specifically waived by Seller;

8.2.2     Buyer has performed and complied with, in all respects, all agreements and undertakings required by this Agreement to be performed or complied with by Buyer prior to or at the Closing;

8.2.3     All Governmental Permits, including clearance by relevant anti-trust authorities, reasonably required in connection with the entering into and performance of this Agreement shall have been duly obtained and shall be in full force and effect on the Closing Date; and

8.2.4     No preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Authority, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any government or Governmental Authority, that declares this Agreement invalid or unenforceable in any significant respect or which prevents the consummation of the transactions contemplated hereby shall be in effect.

- 9.            CLOSING, POST CLOSING

9.1            Closing.  Subject to earlier termination of this Agreement pursuant to Section 11 hereof, the Closing shall take place on a Business Day as soon as reasonably practicable following the time when all conditions precedent to the obligations of the parties under Article 8 hereof shall have been fulfilled, but in any event not later than December 21, 2002, unless extended by mutual written agreement of the Parties (the “Closing Date”) at the offices of McLoughlin & Avocats, 63 rue de Varenne, 75007 Paris, France, at 10:00 A.M, unless the Parties mutually agree in writing on another time or place for the Closing.  At the time of the Closing, the following transactions shall be deemed to take place simultaneously:

9.1.1     Seller shall on the Closing Date furnish to Buyer the following documents which shall be true, correct and up to date:

9.1.1.1     documentation evidencing the purchase by Seller of the balance of the Trex Shares not owned by Seller on the date hereof in accordance with the statuts of Trex and applicable Law;

9.1.1.2     documentation evidencing that all of the conditions precedent to Closing, as set out in Section 8.2 hereof, have been fulfilled;

9.1.1.3     ordres de mouvement duly signed by Seller transferring full title in and to the Trex Shares free and clear of any Liens to Buyer effective the Closing Date;

9.1.1.4     the minutes, certified by the President of Trex and Trophy, respectively, of the board of directors’ meetings of Trex and Trophy dated the Closing Date with an agenda to elect as directors the persons listed in Schedule 9.1.1.4 to be proposed by Buyer;

9.1.1.5     the original (v) share register (“Registre de mouvement de titres y inclus les ordres de mouvement”), (x) stock holders register (“Fiches individuelles des Actionnaires”) and (y) minute books of meetings of Trex and Trophy’s Conseil d’Administration and Assemblée générale since their incorporation together with the relevant attendance registers and sheets, duly modified to reflect the transactions contemplated in this Agreement;

9.1.1.6     letters of resignation of the current directors of the Companies, duly signed by each director, dated as of the Closing Date, including statements to the effect that the resignation is done without costs to the Companies and that no claims or monies are owed by the Companies to such directors or administrators in such capacity;

9.1.1.7     a copy of the minutes of the duly called meetings of Trophy’s workers’ council ("comité d’entreprise") regarding the sale of the Trex Shares to Buyer and its opinion in respect thereof;

9.1.1.8     a closing certificate, in the form set out in Schedule 9.1.1.8 hereto, duly signed by Seller reiterating the representations and warranties contained herein as at the Closing Date; and

9.1.1.9     a management certificate, in the form set out in Schedule 9.1.1.9 hereto, duly signed by each of the Key Managers.

9.1.1.10     a Supplemental Disclosure Certificate amending or supplementing the Disclosure Schedules.

9.1.2     Buyer shall at the Closing:

9.1.2.1     pay to Seller the Closing Purchase Price by wire transfer of immediately available funds to such bank account as shall have been designated by Seller in writing not less than three Business Days prior to the Closing Date; and

9.1.2.2     repay in full, on behalf of Trex, the Trex Medical Systems Corporation Debt (which shall not exceed the Base Price) by wire transfer of immediately available funds to such bank account as shall have been designated by Seller in writing not less than three Business Days prior to the Closing Date against full discharge and release of Trex for such Trex Medical Systems Corporation Debt.

9.1.3     If the Closing shall take place as contemplated herein, Buyer shall be deemed to have (i) waived any conditions precedent which have not been fulfilled by Seller pursuant to Article 8 hereof, (ii) waived any failure by Seller to deliver any of the documents referred to in Section 9.1 hereof, and (iii) accepted any supplemental disclosures set out in the Supplemental Disclosure Certificate referred to in Section 9.1.1.10 and delivered by Seller to Buyer at the Closing. Furthermore, Buyer shall have no right to make any claims against Seller in respect of those items which are deemed to have been waived or accepted under this Section 9.1.3.

9.2       Post-Closing Adjustment of Closing Purchase Price.

9.2.1     Following the Closing, the Closing Purchase Price shall be adjusted, on a dollar for dollar basis (applying United States of America dollars), by the Adjustment Amount, as defined in Section 9.3 hereof, in order to obtain the Final Purchase Price. The Final Purchase Price shall be calculated using the principles set out in Schedule 9.2 hereto. An example, using the September 30, 2002 financial information, derived from the Consolidated Balance Sheet, is attached hereto in Schedule 9.2 (b).

9.2.2     The Base Price is in United States of America dollars. The Closing Purchase Price, the Final Purchase Price and the Adjustment Amount shall be calculated in United States of America dollars. Currencies in other amounts shall be converted into United States of America dollars on the Closing Date using the applicable exchange rates published in the International Herald Tribune most recently published prior to the Closing Date. If an exchange rate does not appear in the International Herald Tribune for a particular currency, then the exchange rate to be used for that currency shall be the average exchange rate (i.e., the average of the buy and sell rates) offered to Parent in United States of America dollars by ABN Amro Bank in Paris on the business day preceding the Closing Date.

9.3            Computation of Adjustment Amounts

As soon as reasonably practicable, and in any event within forty-five (45) days after the Closing Date, Seller shall prepare the Closing Balance Sheet in accordance with the Accounting Principles and following the procedures, policies and methods employed in preparing the Selling Balance Sheet, such that the Closing Balance Sheet gives a true and fair view of the consolidated financial position of the Companies as at the Closing Date and Seller shall deliver to Buyer, concurrently with the delivery of the Closing Balance Sheet: (A) a copy of the Closing Balance Sheet; and (B) a certificate (the "Adjustment Certificate"), signed by an authorized officer of Seller, setting forth in reasonable detail the computation of the aggregate amount of the adjustments referred to in Section 9.2 (the "Adjustment Amount") based on the information set forth in the Closing Balance Sheet. Buyer shall cause Seller to have full and unrestricted access to the books and records of the Companies and to the management of the Companies in order to permit Seller to prepare the Closing Balance Sheet and the Adjustment Certificate.

9.4            Review of the Closing Balance Sheet and the Adjustment Certificate.

9.4.1     As from the date of the receipt of the Closing Balance Sheet and Adjustment Certificate (the "Delivery Date"), Buyer (and its advisers) shall be entitled to proceed, at Buyer’s expense, with a review of the Closing Balance Sheet and the Adjustment Certificate for the purpose of verifying the same. The review shall be finally completed by not later than forty five (45) days after the Delivery Date. Buyer shall cause Seller (and its advisers) to have access to the accounting records of the Companies as reasonably required in order to permit Seller to prepare the Closing Balance Sheet and the Adjustment Certificate.

9.4.2     If Buyer delivers written notice (the “Disputed Items Notice”) to Seller within forty five (45) days after the Delivery Date, stating that Buyer objects to the Adjustment Amount set forth in the Adjustment Certificate, specifying in reasonable detail the basis for such objection and setting forth Buyer’s computation of the Adjustment Amount, Buyer and Seller (with the assistance, at the option of the Party concerned, of Buyer’s Accountants or Seller’s Accountants) shall in good faith attempt to resolve and finally determine the Adjustment Amount (if any) within a period of forty five (45) days from the delivery of the Disputed Items Notice (the “Conciliation Period”).

9.4.3     If Buyer and Seller do not agree upon the Adjustment Amount by the end of the Conciliation Period, Buyer and Seller shall select a senior partner Deloitte & Touche Paris (the "Expert Accountant") to resolve the disputed items  set forth in the Disputed Items Notice and to make a final determination of the Adjustment Amount based thereon.  In the event the designated Expert Accountant is unable to commence his mission within five (5) Business Days of the end of the Conciliation Period, the Expert Accountant shall be appointed by the President of the Tribunal de Grande Instance de Paris acting in summary proceedings (statuant comme en matière de référé) at the request of any Party, with each Party having the opportunity to be heard, from among senior partners of internationally recognized independent accounting firms active in France (other than any such senior partners who have, or whose office or related entities have, accepted any engagement or appointment from any of the Parties hereto or from any of their respective Affiliates within the past three (3) years).

9.4.4     The Parties shall cause the Expert Accountant to complete the final determination of the Adjustment Amount (if any) and deliver to Buyer and Seller a letter setting forth its final determination within the shortest practicable time and shall use its reasonable efforts to do so within twenty (20) days after its selection, and such final determination shall be final and binding on the Parties hereto, absent manifest error. The Expert Accountant shall not review any item other than the disputed items identified in the Disputed Items Notice nor shall the Expert Accountant proceed with any further investigations, but shall base his decision exclusively on the Accounting Principles, the terms of this Agreement, and the materials and arguments presented by the Parties and their respective accountants. The Expert Accountant may or may not, in its discretion, hold hearings, but shall always respect the principle of "contradictoire". The Parties shall cooperate with the Expert Accountant. The fees, costs and expenses of the Expert Accountant so selected will be borne equally between Buyer and Seller. The Expert Accountant will act in the capacity of an expert in accordance with the provisions of Article 1592 of the Civil Code.

9.4.5     If Buyer shall not have delivered the Disputed Items Notice to Seller forty five (45) days after the Delivery Date, the Adjustment Amount set forth in the Adjustment Certificate shall be conclusively presumed to be true and correct in all respects and shall be binding on the Parties and may not be disputed by them in any forum. If Buyer shall deliver a written notice to Seller, at any time after the delivery of the Adjustment Certificate, to the effect that it agrees with the computation of the Adjustment Amount set forth in the Adjustment Certificate, the final determination of the Adjustment Amount, if any, shall be deemed to have occurred on the date of the receipt by Seller of such written notice of agreement.

9.5       Final Payment. Within five (5) days after the final determination of the Adjustment Amount, if any, pursuant to Sections 9.3 and 9.4 above, Seller shall pay the Adjustment Amount, if any, to Buyer, or vice versa, depending on the Party in whose favor the Adjustment Amount is payable. If payable to Buyer, the Adjustment Amount shall be increased by an amount equal to the interest that such amount would have borne from the fifth day following the Closing Date through the date of Buyer’s actual receipt of such payment at an annual rate equal to Euribor 3 months plus 200 basis points.

10.            INDEMNIFICATION

10.1            Indemnification Obligations of Seller and Parent

From and after the Closing and subject to the provisions of this Article 10, each of Seller and Parent jointly and severally undertakes to pay and to indemnify fully and hold harmless Buyer (or the relevant Companies, as instructed by Buyer) from and against, all claims and/or liabilities, damages, penalties, Judgments, assessments, losses, costs and expenses (including, but not limited to, reasonable attorneys' fees) (collectively, “Damages”) suffered by Buyer or any of such Companies as a result of:

10.1.1      any inaccuracy or breach of any representation or warranty of Seller contained in this Agreement or in any certificate or other document delivered pursuant to this Agreement;

10.1.2      any failure of Seller or Parent to duly perform or observe any of their respective obligations covenants or agreements under this Agreement;

10.1.3      Scissor Arm Claims;

10.1.4.     Retained Liabilities; and

10.1.5      Any Liability for Taxes to any taxing authority with respect to the conduct of the businesses of the Companies or the ownership of their assets prior to the Closing Date.

Buyer agrees that, except as otherwise contemplated by this Agreement, Seller and Parent shall have no liability pursuant to Section 10.1.1 with respect to Damages resulting from any matter expressly and specifically disclosed in the Disclosure Schedules, it being agreed, however, that no such disclosure made by Seller in the Disclosure Schedules shall be taken into account for the determination of Seller’s and Parent’s liability to Buyer in respect of the Retained Liabilities and Scissor Arms Claims (each of which are hereby assumed by Seller and Parent and for which Seller and Parent shall remain liable to Buyer under this Section 10.1, subject in each case to provisions of this Article 10). For clarification and illustration purposes, a matter or fact relating to, for example, a contractual dispute shall not be deemed disclosed to the Buyer by virtue of the underlying contract having been disclosed in the Disclosure Schedules.  It is understood and agreed that (i) any matter which has been the subject of an adjustment to the Closing Purchase Price or the Final Purchase Price shall, to the extent of such adjustment, be excluded from the calculation of any Damages under this Article 10, and (ii) any matter which has been specifically waived or accepted in writing by Buyer or which has been deemed to have been waived or accepted by Buyer pursuant to Section 9.1.3 hereof, shall be excluded from the calculation of any Damages under this Article 10.

10.2            Indemnification Obligations of Buyer

From and after the Closing and subject to the provisions of this Article 10, Buyer agrees to pay and to indemnify fully, hold harmless and defend Seller from and against any and all Damages suffered by Seller as a result of any inaccuracy or breach of any representation or warranty of Buyer contained in this Agreement.

10.3            Additional Indemnification Obligations of Parent. From and after the Closing and subject to the provisions of this Article 10, Parent also agrees to pay and to indemnify fully, hold harmless and defend Buyer from and against any and all claims for Damages suffered by Buyer as a result of: (i) any inaccuracy or breach of any representation or warranty of Parent contained in this Agreement or in any agreement, certificate, or other document delivered pursuant to this Agreement, and (ii) any failure of Parent to duly perform or observe any of its obligations, covenants or agreements under this Agreement. The foregoing undertakings to pay and indemnify shall not apply to (x) any matter which has already been the subject of an adjustment to the Closing Purchase Price or the Final Purchase Price, and (y) any matter which has been specifically waived or accepted in writing by Buyer or which has been deemed to have been waived or accepted by Buyer pursuant to Section 9.1.3 hereof.

10.4            Method of Asserting Claims, etc.

The Party or Parties making a claim under this Article 10 shall, for the purposes of this Agreement, be referred to as the "Indemnified Party" and the Party or Parties against whom such claims are asserted under this Article 10 shall, for the purposes of this Agreement, be referred to as the "Indemnifying Party". All claims by any Indemnified Party under this Article 10 shall be asserted and resolved as follows:

10.4.1       In the event that (A) any claim, demand or Proceeding is asserted or instituted by any Person other than the Parties hereto and their respective Affiliates (a "Third Party") which could give rise to Damages for which an Indemnifying Party may be liable to an Indemnified Party hereunder (any such claim, demand or Proceeding, a "Third Party Claim"), or (B) any Indemnified Party hereunder has a claim for indemnification from any Indemnifying Party hereunder which does not involve a Third Party Claim (any such claim, a "Direct Claim"), the Indemnified Party shall send to the Indemnifying Party a written notice (a "Claim Notice") specifying in reasonable detail, to the extent known to the Indemnified Party, the nature of such claim or demand and the amount or estimated amount of related Damages (which estimate shall not be conclusive of the final amount of such claim and demand) and such available supporting evidence as may reasonably be required by the Indemnifying Party to assess the merits of the claim and the computation or estimate of Damages.

10.4.2          The Indemnified Party shall send a Claim Notice (x) in the case of a Third Party Claim, within thirty (30) days of receipt of actual notice of such Third Party Claim and (y) in the case of a Direct Claim other than a Direct Claim relating to a Retained Liability, within thirty (30) days of the actual knowledge by Indemnified Party of such Direct Claim; provided, however, that a failure by the Indemnified Party to comply with the foregoing notice periods shall have no consequences on its ability to claim under this Agreement, or otherwise relieve the Indemnifying Party of any liability that it may have to the Indemnified Party, except to the extent that the Indemnifying Party demonstrates that such failure has caused the Damages for which the Indemnifying Party is liable to the Indemnified Party to be greater than they would have been had the Indemnified Party given timely notice (it being agreed that in such case, the Damages for which the Indemnifying Party is liable to the Indemnified Party shall be reduced to the extent of any such excess).

10.4.3          In the event of a Direct Claim, the Indemnifying Party shall have thirty (30) days following its receipt of the relevant Claim Notice (the "Direct Claim Review Period") to make such investigation of the underlying claim as it considers necessary or desirable. If the Parties agree, on or prior to the expiration of the Direct Claim Review Period, upon the validity and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party, within five (5) days following the date of such agreement, the full agreed amount of such claim or, to the extent the Indemnifying Party accepts the validity and amount of such claim in part, it shall pay the full undisputed amount, without prejudice to the Indemnified Party’s ability to claim hereunder for any disputed amounts.  If the Parties fail to reach agreement on or prior to the date of the expiration of the Direct Claim Review Period (which shall be deemed to be a rejection by the Indemnifying Party of the Direct Claim) or if the Indemnifying Party notifies the Indemnified Party during the Direct Claim Review Period that it disputes its liability to the Indemnified Party in respect of the underlying claim, the Indemnified Party may initiate arbitration proceedings against the Indemnifying Party as provided by Section 11.10 of this Agreement.  Any reasonable amounts spent by an Indemnified Party for legal fees to successfully enforce its rights hereunder shall constitute Damages subject to indemnification hereunder.

10.4.4       In the event of a Third Party Claim, the Indemnifying Party shall have thirty (30) days following its receipt of the relevant Claim Notice (the "Third Party Claim Review Period") to make such investigation of the underlying claim as it considers necessary or desirable. If the Parties agree, on or prior to the expiration of the Third Party Review Period, upon the validity and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party, within five (5) days following the date of such agreement, the full agreed amount of such claim. If the Parties are unable to reach agreement on or prior to the date of the expiration of the Third Party Review Period (which shall be deemed to be a rejection by the Indemnifying Party of the Third Party Claim) or if the Indemnifying Party notifies the Indemnified Party during the Third Party Review Period that it disputes its liability to the Indemnified Party in respect of the underlying claim, the Indemnified Party may initiate arbitration proceedings against the Indemnifying Party as provided by Section 11.10 of this Agreement.  Any reasonable amounts spent by an Indemnified Party for legal fees to successfully enforce its rights hereunder shall constitute Damages subject to indemnification hereunder.

10.4.5      The Indemnified Party shall conduct, or, if the Buyer is the Indemnified Party, shall cause the relevant Company to conduct, the defense and settlement of each Third Party Claim (other than a Scissor Arm Personal Injury Claims, which are addressed below in Section 10.4.6) diligently and in good faith.  The Indemnifying Party shall have the right, if it so notifies the Indemnified Party with reasonable promptness after receipt of the Claim Notice to be consulted in respect of such Third Party Claim and to participate at its own expense and with counsel of its choice in the defense thereof by the Indemnified Party (or in the case of a Third Party Claim against a Company, by the relevant Company).  In such event, the

Indemnified Party shall afford the Indemnifying Party and its counsel the opportunity to comment with respect to the conduct of the defense or settlement of the Third Party Claim. The Indemnified Party shall keep the Indemnifying Party informed of the progress of any Third Party Claim and its defense, and shall with reasonable promptness provide the Indemnifying Party with copies of all material notices, written communications and filings (including court papers) made by or on behalf of any of the Parties to the underlying Third Party Claim.  It is agreed that all costs incurred by Buyer or the Companies in such defense (including, but not limited to, attorneys’ fees, court costs, damages, interest, settlement payments), shall, for the avoidance of doubt, constitute Damages subject to the provisions of this Agreement and, particularly, Section 10.5.3 below.

10.4.6      In respect of Scissor Arm Personal Injury Claims, Seller shall conduct the defense and settlement of such Claims and may retain counsel of its choice, reasonably acceptable to Buyer, to represent the Companies in respect of Scissor Arm Personal Injury Claims. The Companies shall pay the reasonable fees and disbursements of such counsel. Invoices of such counsel shall be sent directly to the Companies for payment, with a copy to Seller. In the event that the fees and expenses of a counsel shall exceed EURO 50,000 (fifty thousand Euro) in respect of any Scissor Arm Personal Injury Claim, Buyer may require Seller to discharge such counsel and retain new counsel acceptable to Buyer.  It is agreed that all costs incurred by Buyer or the Companies in such defense (including, but not limited to, attorneys’ fees, court costs, damages, interest, settlement payments), shall, for the avoidance of doubt, constitute Damages subject to the provisions of this Agreement and, particularly, Section 10.5.3 below.  Buyer may assist, at its expense, in the defense or settlement of any such Scissor Arm Personal Injury Claim with counsel of its choice. Buyer shall instruct counsel retained by Seller to cause the Companies to instruct such counsel to take instructions from Seller and to provide Seller with copies of all pleadings or settlement proposals.  If requested by Buyer and/or any of the Companies in respect of a particular Scissor Arm Personal Injury Claim, Buyer shall be given the opportunity to review and amend pleadings or proposals prepared by counsel chosen by Seller prior to their submission to reflect and preserve the Companies’ corporate interests in the outcome of any Scissor Arm Personal Injury Claims.  Seller will consult in good faith with Buyer in respect of any settlement offer relating to a Scissor Arm Personal Injury Claim. Seller shall then determine in the exercise of its own business judgment whether or not to accept a settlement offer. All settlements requiring payments in excess of EURO 10,000 (ten thousand Euro) or any settlements requiring the acknowledgement of responsibility by a Company (which payments shall, for the avoidance of doubt, constitute Damages subject to the provisions of this Agreement) shall require the prior written consent of Buyer, which consent shall not be unreasonably withheld taking into account all Proceedings of a similar nature.  If Buyer fails or refuses to give such consent and the Buyer and Seller are not able to reach an agreement on the matters at issue, then Buyer shall continue the defense of such Scissor Arm Personal Injury Claim at its own expense, in which case the liability of the

Seller and Parent shall be limited to the Damages calculated as if the Scissor Arm Personal Injury Claim were settled in accordance with the proposed settlement offer and Buyer shall pay all attorneys’ fees incurred after the date that Buyer continued such defense and such attorneys’ fees shall not be considered as Damages for the purposes of this Agreement.  Except as otherwise provided above, if notice is given to Seller by Buyer of the commencement of any Scissor Arm Personal Injury Claim and Seller does not, within thirty (30) days after Buyer's notice is given, assume the defense of such Claim, Seller and Parent will be bound by any determination made in such Claim or any compromise or settlement effected by Buyer and reasonable attorneys’ fees incurred by Buyer in the defense of such Claims shall constitute Damages, subject to the provisions of this Agreement.

10.4.7      Notwithstanding Section 10.4.6, if Buyer determines in good faith that there is a reasonable probability that a Proceeding relating to a Scissor Arm Personal Injury Claim may significantly adversely affect it or the Companies other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, Buyer may, by notice to Seller, assume the exclusive right to defend, compromise, or settle such Proceeding but the Seller and Parent will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without their written consent and such determination, and any attorneys fees due or paid in respect of such Proceeding shall not be considered as Damages for the purposes of this Agreement.

10.5            Limitations and Exclusions Applicable to Claims by Buyer

10.5.1          No Claim under Section 10.1.1 shall become due and payable by Seller or Parent unless the amount of Damages against which the Buyer is entitled to receive indemnification in respect of any such claim or series of related claims which have a cause in the same or similar facts, exceeds the equivalent of US$10,000 (ten thousand United States of America dollars) (it being understood that if the amount of such Damages shall exceed US$10,000, the Seller’s or Parent’s repayment obligation shall extend to the entire amount of such Damages, including the amount up to US$10,000, subject, however to Section 10.5.2 below).

10.5.2          Subject to the immediately following sentence, no indemnification payments under Section 10.1.1, Section 10.1.3 or Section 10.1.5 shall be required until the cumulative and aggregate amount of all Damages in respect of which Seller or Parent is obligated indemnify Buyer shall exceed the equivalent of US$1,125,000 (one million one hundred twenty five thousand United States of America dollars), in the aggregate, or three (3) percent of the Base Price, in the aggregate, whichever is lower (the "Aggregate Basket Amount"), (it being understood that the Seller’s and Parent’s indemnification obligations shall cover only the amount of Damages which exceeds the Aggregate Basket Amount).  Notwithstanding the foregoing, Buyer shall be entitled to indemnification for all Damages resulting from any facts of which the Key Managers had Knowledge on or at any time prior to the

Closing Date which were not disclosed to Buyer under this Agreement irrespective of whether or not the Aggregate Basket Amount has been satisfied.

10.5.3          Notwithstanding anything to the contrary in this Agreement, Seller shall be liable under the terms of this Agreement in respect of Scissor Arm Claims regardless of the date on which the Initial Scissor Arm Series were sold, subject to the provisions of Section 10.7 (ii) below.  For the avoidance of doubt, the limitations set forth in Section 10.5.1 hereof shall not apply, but the provisions of Section 10.5.2 hereof shall apply, to Scissor Arm Claims under Section 10.1.3 above.  By way of example, once the amount of Damages is calculated, the following shall be deducted from such amount to determine the amount that Seller or Parent shall be liable to Buyer hereunder:  (x) first, the amount of any insurance proceeds paid to Buyer or any of the Companies after the Closing Date with respect to such Damages under policies in existence prior to the Closing Date (or policies paid for by Seller or Parent), (y) second, any amounts available under the Scissor Arms Balance Sheet Reserve less the amounts of such Scissor Arms Balance Sheet Reserve applied towards previously realized Damages, and (z) third, the amount, if any, of the remaining Aggregate Basket Amount  prior to the payment of Damages relating to such Claims (it being understood that the Seller’s and Parent’s aggregate indemnification obligations shall cover only the amount of Damages which exceeds the sum of such insurance coverage, available amounts, if any, under the Scissor Arms Balance Sheet Reserves and the amount, if any, remaining under the Aggregate Basket Amount).

10.5.4          Subject to the provisions of Section 10.7 (vii) below, the limitations set forth in Sections 10.5.1 and 10.5.2 hereof shall not apply to Retained Liabilities. In calculating the amount of any indemnification payments claimed by Buyer under Section 10.1.4, there shall be deducted (x) the amount of any insurance proceeds paid to Buyer or any of the Companies after the Closing Date with respect to such Damages from policies undertaken by Seller (or otherwise paid by Seller or Parent) and (y) the amount of any specific reserves included in the books of the Companies and reflected in the Consolidated Balance Sheet in respect of such Damages less the amount of previously realized Damages applied against such reserves  (it being understood that the Seller’s and Parent’s indemnification obligations shall cover only the amount of Damages which exceeds the sum of such insurance coverage and available reserves).

10.5.5          The provisions of Sections 10.7 (v), 10.7 (vi), 10.5.1 and 10.5.2 hereof shall apply to Claims for Taxes pursuant to Section 10.1.5.  In calculating the amount of any indemnification payments claimed by Buyer under Section 10.1.5, there shall be deducted the amount of any specific reserves included in the books of the Companies and reflected in the Consolidated Balance Sheet in respect of such Damages less the amount of previously realized Damages applied against such reserves (it being understood that the Seller’s and Parent’s indemnification obligations shall cover only the amount of Damages which exceeds the sum of such available reserves).

10.5.6          Subject to the provisions of Section 10.5.7 hereof and notwithstanding any other provisions of this Agreement, the maximum aggregate amount for which Buyer may claim, and for which Seller and/or Parent may be liable, under this Agreement, for any reason or under any circumstances to Buyer (including, but not limited to, liability for Damages) shall not exceed the Base Price.

10.5.7          The maximum aggregate amount of Damages which Seller and/or Parent may actually pay to Buyer in respect of Scissor Arm Matters or for breaches in the representations and warranties in Article 3, other than breaches of Section 3.1 (Organizational Documents), Section 3.2 (Capitalization), Section 3.3 (Ownership of the Trex Shares; Title), Section 3.4 (Absence of Defaults, Conflicts, etc.), Section 3.5 (Authority of Seller), Section 3.18 (Labor Matters), Section 4 (Representation and Warranty of Parent) or Section 10.1.5 (Tax Indemnity) in respect of which Section 10.5.6 shall apply, shall not exceed the equivalent of US$7,500,000 (seven million five hundred thousand United States of America dollars) or twenty (20) percent of the Base Price, whichever is lower.

10.5.8          No claim in respect of Taxes shall entitle Buyer to receive indemnification hereunder if it corresponds to a mere change in the time when a Tax should have been paid; provided, however that Buyer shall be entitled to indemnification payments should any Damages result from (a) any increase in the applicable Tax rate in respect of income earned prior to the Closing Date or (b) any increase in Tax liability, resulting interest charges or penalties for late payment prior to the Closing Date.

10.5.9          Notwithstanding any other provisions of this Agreement, Buyer is responsible for any and all liabilities and obligations relating to all General Products, as defined in Section 3.16.2 hereof, manufactured by Buyer or the Companies (other than Scissor Arms Claims or Medical Business Products which are the subject of special provisions under this Agreement) before April 30, 1998 and after the Closing Date.  Subject to the provisions of Sections 10.7 (i), 10.5.1, 10.5.2 and 10.5.7 hereof, Seller is responsible for any and all liabilities and obligations relating to General Products manufactured or sold by the Companies after April 30, 1998 to and including the Closing Date.  After the expiration of the relevant times for Claims set out in Sections 10.7 (i) hereof, Buyer will be solely responsible for any product liability matters relating to General Products, regardless of when the General Product was manufactured or sold or when the loss occurred. The provisions of Section 10.5.3 hereof shall prevail over those of this Section 10.5.8 in respect of Scissor Arm Claims and the provisions of Section 10.5.4 shall prevail over this Section 10.5.8 with respect to claims relating to Medical Business Products.

10.5.10          Seller shall maintain in effect, at its expense, a product liability insurance policy in respect of Medical Business Products, which is equivalent to Trophy’s current policy, for a five-year period commencing at the Closing Date.   Buyer hereby agrees to use its reasonable commercial efforts to notify Seller of any Third Party Claims related to Medical

Business Products  as soon as reasonably practicable after  it has knowledge of such Third Party Claim. Buyer understands that if a Third Party Claim related to Medical Business Products is not notified to Seller within sixty (60) days after any of the Companies become aware of such Third Party Claim, Seller may be denied coverage under the product liability insurance policy referred to above, which may result in Seller and/or Parent suffering a loss.  Seller and Parent are relying on Buyer to provide such timely notice in order to avoid such a loss.

10.6            Calculation of Payment.

10.6.1      In calculating the amount of any Damages payable by Seller and/or Parent under this Agreement, there shall be deducted the amount of (i) any applicable reserves in the books of the Companies as at the Closing Date, and (ii) any insurance proceeds paid to Buyer or any of the Companies with respect to such Damages from policies undertaken by Seller prior to the Closing (net of any expenses actually incurred by it in procuring such recovery or any Tax payable at any time with respect thereto). In respect of Damages for which Sections 10.5.1 and/or 10.5.2 hereof are applicable, the foregoing deductions shall be applied before the calculations referred to in Sections 10.5.1 and 10.5.2 are made, but only to the extent that such deductions relate to the specific Damages in question.

10.6.2      Any amounts owing to any Party under this Article 10 shall be paid in Euro by wire transfer of immediately available funds. Currencies in other amounts shall be converted into Euro on the date of payment by the Indemnifying Party of the Direct or Third Party Claim to the Indemnified Party using the applicable exchange rates published in the International Herald Tribune most recently published prior to such date of payment. If an exchange rate does not appear in the International Herald Tribune for a particular currency, then the exchange rate to be used for that currency shall be the average exchange rate (i.e., the average of the buy and sell rates) offered to Parent in Euro by ABN Amro Bank in Paris on the business day preceding the Closing Date.

10.6.3      If Buyer or any of the Companies recovers any Damages paid by Seller and/or Parent under this Agreement, Buyer shall reimburse Seller or Parent the amount recovered (net of any expenses actually incurred by it in procuring such recovery or any Tax payable at any time with respect thereto).

10.7     Time for Claims

Seller’s and Parent’s indemnification obligations to Buyer (or any of the Companies on instructions from Buyer) under this Agreement, and Buyer’s right to make Claim Notices, shall expire twelve (12) calendar months after the Closing Date, with the following exceptions:

(i)       The Seller’s and Parent’s indemnification obligation shall survive for twelve (12) calendar months after the Closing Date for any inaccuracy or breach of a representation or warranty contained in Section 3.16 (Products Liability) other than Scissor Arm Claims and Medical Business Products;

(ii)       The Seller’s and Parent’s indemnification obligation shall survive for eighteen (18) calendar months after the Closing Date for any Scissor Arm Claims;

(iii)       The Seller’s and Parent’s indemnification obligation shall survive for twenty four (24) months after the Closing Date for any inaccuracy or breach of a representation or warranty contained in Section 3.18 (Labor Matters) or Section 3.20 (Environmental Matters);

(iv)       The Seller’s and Parent’s indemnification obligation shall survive for thirty six (36) months after the Closing Date for any inaccuracy or breach of a representation or warranty contained in Section 3.11 (Intellectual Property Rights);

(v)       The Seller’s and Parent’s indemnification obligation shall survive for the statute of limitations for any inaccuracy or breach of a representation or warranty contained in Section 3.2 (Capitalization), Section 3.3 (Ownership of the Trex Shares; Title), Section 3.4 (Absence of Defaults, Conflicts, etc.), Section 3.5 (Authority of Seller), Section 3.15 (Taxes) with the exception of registration taxes, Article 4 (Representation and Warranty of Parent) or any Claims under Sections 10.1.2 or 10.1.5;

(vi)       The Seller’s and Parent’s indemnification obligation shall survive forty eight (48) months after the Closing Date for any inaccuracy or breach of a representation or warranty contained in Section 3.15 (Taxes) relating to registration taxes, and

(vii)       The Seller’s and Parent’s indemnification obligation shall survive for sixty (60) calendar months after the Closing Date for any Medical Business Matters or Trophy Indonesia Business Matters.

If at any time prior to the relevant expiration date for the making of a claim as referred to above, a Claim Notice is properly given in accordance with the terms of this Agreement, the related claim shall survive until such time as it is fully and finally resolved.

 ARTICLE 11            GENERAL PROVISIONS

11.1.1	Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time before the Closing:
11.1.2	by the mutual written consent of Seller and Buyer;
11.1.3	by Buyer, if any of the conditions set forth in Section 8.1 of this Agreement shall not have been satisfied by Seller or waived by Buyer on or before December 31, 2002;

11.1.4	by Buyer, if the certificate referred to in Section 9.1.1.10 contains new disclosures, which were not made in the Schedules hereto;
11.1.5	by Buyer, if Seller fails to comply in any significant respect with any of its covenants or agreements contained herein, or breaches its representations and warranties in any significant way;
11.1.6	by Seller, if all the conditions set forth in Section 8.2 of this Agreement shall not have been satisfied by Buyer or waived by Seller on or before December 31, 2002;
11.1.7	by Seller, if Buyer fails to comply in any significant respect with any of its covenants or agreements contained herein, or breaches its representations and warranties in any significant way;
11.1.8	by either Seller or Buyer if a Court or Governmental Authority shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the Parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the transactions contemplated by this Agreement; or
11.1.9	by either Seller or Buyer at any time after December 31, 2002.

In the event of termination and abandonment of this Agreement by Seller or Buyer pursuant to this Section 11.1, written notice thereof shall forthwith be given to the other Parties and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action by the Seller or Buyer. If this Agreement is terminated as provided herein, no Party to this Agreement shall have any liability or further obligation to any other party to this Agreement except that each Party shall bear its own expenses, as provided in Section11.4 hereof; provided, however, that no termination of this Agreement pursuant to this Section11.1 shall relieve any Party of liability for a breach of any provision of this Agreement occurring before such termination (it being agreed, however, that absent bad faith, fraude, dol or violence Seller shall not be liable to Buyer for breach of contract for any failure to deliver the items required in Sections 9.1.1.6, and 8.2.3 to the extent it has used its reasonable efforts to obtain such items).

11.2          Parent Agreements and Obligations. Parent hereby agrees to be jointly and severally liable for the performance of Seller’s obligations under this Agreement, including, without limitation, (x) its indemnification obligations under Article 10, as if Parent had delivered all the representations of Seller set forth in Article 3 on a joint and several basis, and (y) its contingent payment obligations under Sections 9.2 and 9.5 hereof. Parent’s obligations are unconditional irrespective of any circumstances which might otherwise constitute, by operation of law, a discharge of a guarantor and it shall not be necessary for Buyer to institute or exhaust any remedies or causes of action against Seller or any other person as a condition to the obligations of Parent hereunder.  Buyer acknowledges that it shall not be entitled to specific performance by Parent of Seller’s obligation to deliver the Trex Shares.

11.3          Seller's and Buyer's Assigns.  This Agreement is intended to be solely for the benefit of the Parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the Parties hereto and shall not be assignable without the prior written consent of the other Party.  Notwithstanding the foregoing, Seller acknowledges and agrees that (i) Buyer may at any time prior to Closing assign all, but not less than all, of its rights to purchase the Trex Shares under this Agreement to one or more Affiliates of Buyer provided that Buyer remains jointly and severally liable for the performance by such Affiliate(s) of Buyer’s obligations under this Agreement and (ii) Buyer will be able to delegate (délégation imparfaite conditionnelle) or otherwise assign or transfer the right to receive any indemnification payment (as provided by Section 10.1) for the benefit of any direct or indirect lender(s) having financed part of the acquisition of the Trex Shares on the Closing Date.

11.4          Expenses. Except as provided in Article 10, all fees, costs and expenses incurred in connection with this Agreement (including fees and expenses of attorneys, accountants, investment bankers, financial advisors, or consultants), and the transactions contemplated hereby shall be paid by the Party incurring such fees, costs or expenses; provided, however, that in no event shall the Companies pay the fees and expenses incurred by Buyer or Seller in connection with the transactions contemplated hereby, except for the salaries and expenses of employees of the Companies who had participated in the negotiations and preparation of such transaction. Any transfer taxes or registration duties that may become payable as a result of the execution of this Agreement or the transfer of the Trex Shares pursuant hereto shall be for the sole account of Buyer.

11.5          Notices.  All notices or communications given under this Agreement, including process in any arbitration action or proceeding referred to in Section 11.10, shall be in writing and sent by registered mail with return receipt requested, or by fax confirmed by registered mail, return receipt requested, to the Parties at the following addresses, or to any other address which may be notified in writing by to the other Party:

If to Seller or Parent, to:

Thermo Electron Corporation
81 Wyman Street
P.O. Box 9046
Waltham, Massachusetts 02454
U.S.A.
Attn: General Counsel
Facsimile:  001.781.622.1283
and
Attn.: Mr. James H. Da Costa
Facsimile:  001.781.768.6655

With a copy to:	Thermo Electron Holding France 175 rue Jean Jacques Rousseau 92130 Issy-les-Moulineaux Attn: Mr. Bertrand Caillard Facsimile: 33.1.34.32.51.01 and

McLoughlin et Avocats 63, rue de Varenne 75007 Paris France Attn.: John McLoughlin Facsimile : 331.44.42.95.39
If to Buyer, to
PracticeWorks, Inc. 1765 The Exchange Atlanta, Georgia 30339 Attn.: Richard E. Perlman Facsimile: 770-850-5011
With a copy to:	PracticeWorks Inc. 1765 The Exchange Atlanta, GA 30339 Attn: Dennis J. Stockwell Facsimile: 770-850-5011

or to such other address as hereafter shall be furnished as provided in this Section 11.5 by any of the Parties hereto to the other Parties hereto.  Notices shall be deemed effective on the day they are received.

11.6          Further Assurances. Each of the Parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.  Seller will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Companies from maintaining the same business relationship with the Companies after the Closing as it maintained with the Company prior to the Closing.

11.7          Waiver.  During the term of this Agreement the fact that a Party does not insist on the performance by the other Party of any provision of this Agreement shall not mean that the first Party has waived its rights under such provision or under any other provision of this Agreement.

11.8          Schedules.  Each of the Schedules attached hereto forms an integral part of this Agreement.

11.9         Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of France.

11.10          Dispute Resolution.  All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators (the “Arbitrators”) appointed in accordance with the Rules. The Arbitrators shall be fluent in English and French and shall be admitted as French avocats in one of the French bars.   Arbitration shall be

conducted in Paris, France.  Notwithstanding the foregoing, the Parties hereto may have recourse to any court of competent jurisdiction for the purpose of obtaining interim, injunctive or equitable relief or for the purpose of enforcing a judgment of the Arbitrators.

11.11          Article Headings.  Article and paragraph headings appearing in this Agreement are for convenience and reference only and shall have no bearing on the interpretation of this Agreement.

11.12.          Entire Agreement. This Agreement sets forth the entire understanding of the Parties with respect to its subject matter hereof and cancels and supersedes all prior agreements and understandings with respect to such subject matter.

11.13          Press Releases and Announcements. No party shall issue any press release or announcement relating to the subject matter of this Agreement without the prior written approval of the other party; provided, however, that any party may make any public disclosure it believes in good faith is required by law or regulation, including, without limitation, any disclosures made necessary by Buyer’s or Parent’s status as a public company (in which case the disclosing party will advise and coordinate with the other party prior to making the disclosure) and shall insofar as may be  practicable reflect on such disclosure substantially all reasonable comments of the other parties to assure consistent disclosures to the public.

11.14          Governing Language.  Notwithstanding the translation of this Agreement into any other language, the official language of this Agreement is the English language, which will be controlling.  Each document, agreement, instrument, statement, notice or other communication required or permitted to be given in connection with this Agreement will be in the English language.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

FOR SELLER:

TREX MEDICAL CORPORATION

By:     /s/ Kenneth J. Apicerno
Name:  Kenneth J. Apicerno
Title:  Treasurer

FOR PARENT:

THERMO ELECTRON CORPORATION

By:   /s/ Kenneth J. Apicerno
Name:  Kenneth J. Apicerno
Title:  Treasuere

FOR BUYER:

PRACTICEWORKS, INC.

By:  /s/ James K. Price
Name:  James K. Price
Title:  President